SEC FILE NUMBER:  0-22497
                                                     CUSIP NUMBER:

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K    [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB
                          [ ] Form N-SAR

          For Period Ended: November 30, 2002
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

LIFESMART NUTRITION TECHNOLOGIES, INC.
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Full Name of Registrant


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Former Name if Applicable

8 East Broadway, Suite 200
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Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84111
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |   (a) The reasons described in reasonable detail in Part III of this
       |       form could not be eliminated without unreasonable effort or
       |       expense;

       |   (b) The subject annual report, semi-annual report; transition
  [x]  |       report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
       |       thereof, will be filed on or before the fifteenth calendar day
       |       following the prescribed due date; or the subject quarterly
       |       report of transition report on Form 10-Q, or portion thereof
       |       will be filed on or before the fifth calendar day following the
       |       prescribed due date; and
       |
       |   (c) The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

     The Company's Chief Financial Officer has been devoting a considerable amount of time recently to other important Company business matters. He has only very recently been able to compile all of the financial statement information for the period ended November 30, 2002 which has been given to the Company's auditors to review.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Raymond J. Woolston             (801)          596-3222
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             (Name)                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been
     filed?  If answer is no, identify report(s).           [X] Yes   [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                       [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     LifeSmart Nutrition Technologies, Inc. anticipates reporting an estimated $220,000 decrease in net sales and an estimated $250,000 to $275,000 increase in net loss for the three months ended November 30, 2002 as compared to the three months ended November 30, 2001.


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              LifeSmart Nutrition Technologies,  Inc.

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           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      January 14, 2003           By  /s/ Raymond J. Woolston
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                                       Raymond J. Woolston, Chief Financial
                                       Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).